SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2012

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒             Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

FORWARD-LOOKING STATEMENTS

SIGNATURES

EXHIBITS

Exhibit Number

1	Announcement in relation to the unaudited condensed consolidated financial results of China Unicom (Hong Kong) Limited for the three months ended March 31, 2012.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to the Company’s competitive position; the Company’s business strategies and plans, including those relating to the Company’s networks, products and services, as well as sales and marketing, in particular, such networks, products and services, sales and marketing in respect of the Company’s 3G business; the Company’s future business condition, future financial results, cash flows, financing plans and dividends; the future growth of market demand of, and opportunities for, the Company’s new and existing products and services, in particular, 3G services; and future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•

changes in the regulatory regime and policies for the PRC telecommunications industry, including, without limitation, changes in the regulatory policies of the Ministry of Industry and Information Technology (which has assumed the regulatory functions of the former Ministry of Information Industry), the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of 3G licenses by the central government of the PRC;

•	effects of tariff reduction and other policy initiatives from the relevant PRC government authorities;

•	changes in telecommunications and related technologies and applications based on such technologies;

•	the level of demand for telecommunications services, in particular, 3G services;

•

competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of competition on the demand and price of the Company’s telecommunications services;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•

the results of the anti-monopoly investigation by the National Development and Reform Commission of the PRC relating to the price charged for Internet dedicated leased line access service provided by the Company to Internet service providers;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans; and

•

changes in the political, economic, legal and social conditions in the PRC, including the PRC government’s policies and initiatives with respect to economic development in light of the recent global economic downturn, foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the PRC telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: April 26, 2012

	By:	/s/ Chang Xiaobing
	Name:	Chang Xiaobing
	Title:	Chairman and Chief Executive Officer

Exhibit 1

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM (HONG KONG) LIMITED

(incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

ANNOUNCEMENT

The Board of the Company is pleased to announce the unaudited condensed consolidated results of the Group for the three months ended 31 March 2012.

GROUP RESULTS

China Unicom (Hong Kong) Limited (the “Company”) is pleased to announce the unaudited condensed consolidated results of the Company and its subsidiaries (the “Group”) for the three months ended 31 March 2012.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(All amounts in Renminbi (“RMB”) millions)

	31 March 2012	31 December 2011
ASSETS
Non-current assets
Property, plant and equipment	370,869	381,859
Lease prepayments	7,621	7,657
Goodwill	2,771	2,771
Deferred income tax assets	5,886	5,091
Financial assets at fair value through other comprehensive income	6,574	6,951
Other assets	13,097	13,101

	406,818	417,430

Current assets
Inventories and consumables	6,402	4,651
Accounts receivable	12,801	11,412
Prepayments and other current assets	6,349	6,127
Amounts due from related parties	22	22
Amounts due from domestic carriers	887	1,181
Short-term bank deposits	186	304
Cash and cash equivalents	17,942	15,106

	44,589	38,803

Total assets	451,407	456,233

EQUITY
Equity attributable to owners of the parent
Share capital	2,311	2,311
Share premium	173,472	173,472
Reserves	(20,299)	(20,016)
Retained profits
- Proposed 2011 final dividend	2,356	2,356
- Others	48,782	47,775

Total equity	206,622	205,898

	31 March 2012	31 December 2011
LIABILITIES
Non-current liabilities
Long-term bank loans	1,380	1,384
Promissory notes	15,000	15,000
Convertible bonds	11,159	11,118
Corporate bonds	7,000	7,000
Deferred income tax liabilities	18	17
Deferred revenue	1,735	1,801
Other obligations	223	88

	36,515	36,408

Current liabilities
Accounts payable and accrued liabilities	85,287	95,252
Taxes payable	1,229	1,232
Amounts due to ultimate holding company	303	342
Amounts due to related parties	4,945	5,707
Amounts due to domestic carriers	1,226	1,344
Commercial papers	38,000	38,000
Short-term bank loans	34,910	32,322
Current portion of long-term bank loans	52	50
Dividend payable	488	488
Current portion of deferred revenue	850	882
Current portion of other obligations	2,658	2,586
Advances from customers	38,322	35,722

	208,270	213,927

Total liabilities	244,785	250,335

Total equity and liabilities	451,407	456,233

Net current liabilities	(163,681)	(175,124)

Total assets less current liabilities	243,137	242,306

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF INCOME

(All amounts in RMB millions, except per share data)

		Three months ended 31 March
	Note	2012	2011 As restated (Note 2)
Revenue		61,193	49,032

Interconnection charges		(4,376)	(3,673)
Depreciation and amortisation		(14,984)	(14,096)
Networks, operations and support expenses		(7,746)	(6,835)
Employee benefit expenses		(6,847)	(6,268)
Costs of telecommunications products sold		(13,243)	(7,181)
Other operating expenses		(11,842)	(10,373)
Finance costs		(956)	(536)
Interest income		51	60
Other income — net		78	66

Profit before income tax		1,328	196
Income tax expenses		(321)	(51)

Profit for the period		1,007	145

Profit attributable to:
Owners of the parent		1,007	145

Earnings per share for profit attributable to owners of the parent:
Basic earnings per share (RMB)	3	0.04	0.01

Diluted earnings per share (RMB)	3	0.04	0.01

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(All amounts in RMB millions)

	Three months ended 31 March
	2012	2011 As restated (Note 2)
Profit for the period	1,007	145

Other comprehensive (loss)/income:
Changes in fair value of financial assets through other comprehensive income	(377)	797
Tax effect on changes in fair value of financial assets through other comprehensive income	95	(199)

Changes in fair value of financial assets through other comprehensive income, net of tax	(282)	598
Currency translation differences	(1)	(2)

Other comprehensive (loss)/income for the period, net of tax	(283)	596

Total comprehensive income for the period	724	741

Total comprehensive income attributable to:
Owners of the parent	724	741

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in RMB millions)

	Three months ended 31 March
	2012	2011 As restated (Note 2)
Net cash inflow from operating activities	17,032	11,717

Net cash outflow from investing activities	(16,848)	(14,962)

Net cash inflow from financing activities	2,652	5,405

Net increase in cash and cash equivalents	2,836	2,160
Cash and cash equivalents, beginning of period	15,106	22,597

Cash and cash equivalents, end of period	17,942	24,757

Analysis of the balances of cash and cash equivalents:
Cash balances	5	6
Bank balances	17,937	24,751

	17,942	24,757

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL INFORMATION FOR THE THREE MONTHS ENDED 31 MARCH 2012

1.	GENERAL INFORMATION

China Unicom (Hong Kong) Limited (the “Company”) was incorporated as a limited liability company in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 8 February 2000. The principal activities of the Company are investment holding and the Company’s subsidiaries are principally engaged in the provision of cellular and fixed-line voice and related value-added services, broadband and other Internet-related services, information communications technology services, and business and data communications services in the PRC. The GSM cellular voice, WCDMA cellular voice and related value-added services is referred to as the “Mobile business’, the services aforementioned other than the Mobile business is hereinafter collectively referred to as the “Fixed-line business”. The Company and its subsidiaries are hereinafter referred to as the “Group”.

2.	BASIS OF PREPARATION

The basis of preparation and the significant accounting policies and estimates adopted in the preparation of the unaudited condensed consolidated financial information for the three months ended 31 March 2012 are consistent with those used in preparing the annual financial statements for the year ended 31 December 2011.

(a)	Business Combination of Entity and Business under Common Control

On 1 December 2011, China Unicom Broadband Online Limited Corporation (“Broadband Online”, a wholly-owned subsidiary of China United Network Communications Corporation Limited (“CUCL”, a wholly-owned subsidiary of the Company)) entered into an equity interest transfer agreement with China United Network Communications Group Company Limited (a state-owned enterprise established in the PRC, hereinafter referred to as “Unicom Group”, the ultimate holding company of the Company), pursuant to which Broadband Online agreed to acquire the entire equity interest of China Unicom NewSpace Limited (“Unicom NewSpace”) from Unicom Group for a total cash consideration of RMB158 million. The acquisition is hereinafter referred to as “2011 Business Combination” which was completed on 1 December 2011.

The 2011 Business Combination was considered a business combination of entity and business under common control as Unicom NewSpace was under the control of Unicom Group, the Group’s ultimate holding company before and after the acquisition.

Under Hong Kong Financial Reporting Standards (“HKFRSs”), the 2011 Business Combination was accounted for using merger accounting in accordance with the Accounting Guideline 5 “Merger accounting for common control combinations” (“AG 5”) issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Upon the adoption of International Financial Reporting Standards (“IFRSs”) by the Group in 2008, the Group adopted the accounting policy to account for business combinations of entities and businesses under common control using the predecessor values method, which is consistent with HKFRSs. Accordingly, the acquired assets and liabilities are stated at predecessor values, and were included in the consolidated financial statements from the beginning of the earliest period presented as if the entities and businesses acquired had always been part of the Group considering the acquired entities had always been under common control during all the periods presented.

(b)	Adoption of amended IFRS/HKFRS 1

Pursuant to the amended IFRS/HKFRS 1 “First-time Adoption of International/Hong Kong Financial Reporting Standards” issued in 2010, a first-time-adopt entity may have established a deemed cost in accordance with previous generally accepted accounting principles for some or all of its assets and liabilities by measuring them at their fair value at one particular date because of an event such as a privatisation or initial public offering (“IPO”). If the measurement date is at or before the date of transition to IFRSs/HKFRSs, the entity may use such event-driven fair value measurements as deemed cost for IFRSs/HKFRSs at the date of that measurement. If the measurement date is after the date of transition to IFRSs/HKFRSs, but during the period covered by the first IFRSs/HKFRSs financial statements, the event-driven fair value measurements may be used as deemed cost when the event occurs. The amendment permits to apply event-driven fair value measurements as deemed cost retrospectively in the first annual period after 1 January 2011.

The Group had completed its IPO process and merger of businesses under common control before the adoption of IFRSs and the property, plant and equipment were revalued for the purpose of the transactions. Such revaluations were event-driven fair value measurements. Accordingly, upon the adoption of amended IFRS/HKFRS 1 in 2011, the Group applied such event-driven fair value measurements as deemed cost for the relevant property, plant and equipment (other than buildings and telecommunications equipment of Mobile business which were accounted for using the cost model), retrospectively. The restated deemed costs of these assets would be subject to depreciation and impairment assessments.

Upon the adoption of amended IFRS/HKFRS 1, the event-driven fair value measurement has been treated as deemed cost, so subsequent re-measurement at fair value of property, plant and equipment is not necessary to comply with IAS/HKAS 16 “Property, Plant and Equipment”. Accordingly, the Group changed its accounting policy and measures all of its property, plant and equipment at cost less accumulated depreciation and accumulated impairment losses. As a result, those revaluation surpluses or deficits recognised as a consequence of the 2006 and 2008 revaluations have been reversed and their impacts on depreciation have been adjusted accordingly.

The comparative figures for the three months ended 31 March 2011 have been restated to reflect the effects of the 2011 Business Combination and the change in accounting policy upon adoption of amended IFRS/HKFRS 1.

(c)	Going Concern Assumption

As at 31 March 2012, current liabilities of the Group exceeded current assets by approximately RMB163.7 billion (31 December 2011: approximately RMB175.1 billion). Given the current global economic conditions and the Group’s expected capital expenditures in the foreseeable future, management has comprehensively considered the Group’s available sources of funds as follows:

•	The Group’s continuous net cash inflows from operating activities;

•	Approximately RMB203.0 billion of revolving banking facilities and registered quota of commercial papers, of which approximately RMB134.1 billion was unutilised as at 31 March 2012; and

•	Other available sources of financing from domestic banks and other financial institutions given the Group’s credit history.

In addition, the Group believes that it has ability to raise funds from the short, medium and long-term perspectives and maintain reasonable financing costs through appropriate financing portfolio.

Based on the above considerations, the Board of Directors is of the opinion that the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the unaudited condensed consolidated financial information of the Group for the three months ended 31 March 2012 has been prepared on a going concern basis.

3.	EARNINGS PER SHARE

Basic earnings per share for the three months ended 31 March 2012 and 2011 were computed by dividing the profit attributable to owners of the parent by the weighted average number of ordinary shares outstanding during the periods.

Diluted earnings per share for the three months ended 31 March 2012 and 2011 were computed by dividing the profit attributable to owners of the parent by the weighted average number of ordinary shares outstanding during the periods, after adjusting for the effects of dilutive potential ordinary shares. All potential ordinary shares for the three months ended 31 March 2012 and 2011 arose from (i) share options granted under the amended Share Option Scheme; (ii) share options granted under the amended Special Purpose Share Option Scheme and (iii) convertible bonds.

The potential ordinary shares which are not dilutive for the three months ended 31 March 2012 arose from convertible bonds with initial conversion price of HKD15.85, while the potential ordinary shares which are not dilutive for the three months ended 31 March 2011 arose from (i) share options with exercise price of HKD15.42 granted under the amended Share Option Scheme and (ii) convertible bonds with initial conversion price of HKD15.85, which were excluded from the weighted average number of ordinary shares for the purpose of computation of diluted earnings per share.

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended 31 March
	2012	2011 (As restated)
Numerator (in RMB millions):
Profit attributable to owners of the parent	1,007	145

Denominator (in millions):
Weighted average number of ordinary shares outstanding used in computing basic earnings per share	23,565	23,562

Dilutive equivalent shares arising from share options	215	190

Shares used in computing diluted earnings per share	23,780	23,752

Basic earnings per share (in RMB)	0.04	0.01

Diluted earnings per share (in RMB)	0.04	0.01

FINANCIAL OUTLINE1

For the first quarter of 2012, the Company further accelerated its business development and continued to improve its development quality which resulted in enhancing its market share steadily.

Revenue

For the first quarter of 2012, total revenue reached RMB61.19 billion, up by 24.8% as compared to the same period of last year. Out of total revenue, service revenue was RMB49.99 billion for the first quarter of 2012, up by 13.9% as compared to the same period of last year.

Continuous rapid grow in the mobile business. For the first quarter of 2012, revenue from the mobile business was RMB40.45 billion, up by 42.3% as compared to the same period of last year. Out of revenue from the mobile business, service revenue from the mobile business was RMB29.26 billion for the first quarter of 2012, up by 25.6% as compared to the same period of last year. Value-added service revenue from the mobile business was RMB11.60 billion for the first quarter of 2012 and as a percentage of service revenue from the mobile business, there was an increase from 34.1% for the first quarter of 2011 to 39.6% for the first quarter of 2012. The net addition of mobile subscribers was 9.827 million for the first quarter of 2012 and the number of mobile subscribers reached 209.487 million as at 31 March 2012. The average revenue per user per month (“ARPU”) for mobile business was RMB47.7 for the first quarter of 2012.

As the Company’s 3G business grew rapidly, service revenue from the 3G business reached RMB12.53 billion for the first quarter of 2012 and as a percentage of service revenue from the mobile business, there was an increase from 24.4% for the first quarter of 2011 to 42.8% for the first quarter of 2012. The net addition of 3G subscribers was 8.841 million for the first quarter of 2012 and the number of 3G subscribers reached 48.860 million as at 31 March 2012. For the first quarter of 2012, ARPU was RMB93.9 and the average data usage per subscriber per month was 242.8MB for 3G business.

Revenue from the GSM business was RMB16.73 billion for the first quarter of 2012, down by 5.0% as compared to the same period of last year. The net addition of the GSM subscribers was 0.986 million for the first quarter of 2012 and the number of the GSM subscribers reached 160.627 million as at 31 March 2012. ARPU for the GSM business was RMB34.9 for the first quarter of 2012.

Continuous optimise of the fixed-line business structure. For the first quarter of 2012, revenue from the fixed-line business was RMB20.56 billion, up by 1.1% as compared to the same period of last year. Service revenue from the fixed-line business was RMB20.55 billion for the first quarter of 2012, up by 1.1% as compared to the same period of last year. Revenue from the fixed-line non-voice business was RMB14.09 billion for the first quarter of 2012, and as a percentage of service revenue from the fixed-line business, there was an increase from 62.1% for the first quarter of 2011 to 68.6% for the first quarter of 2012.

Service revenue from broadband business was RMB9.60 billion for the first quarter of 2012, up by 13.6% as compared to the same period of last year and as a percentage of service revenue from the fixed-line business, there was an increase from 41.5% for the first quarter of 2011 to 46.7% for the first quarter of 2012. The net addition of broadband subscribers was 2.637 million for the first quarter of 2012 and the number of broadband subscribers reached 58.288 million as at 31 March 2012. ARPU for broadband business was RMB56.1 for the first quarter of 2012.

Revenue from local telephone business was RMB7.57 billion for the first quarter of 2012, down by 14.7% as compared to the same period of last year. The net reduction of local telephone subscribers was 0.497 million for the first quarter of 2012 and the number of local telephone subscribers reached 92.354 million as at 31 March 2012. ARPU for local telephone business was RMB23.4 for the first quarter of 2012.

Costs and Expenses

For the first quarter of 2012, as the Company continued to improve its network capacity and accelerate its business development, the total costs and expenses2 amounted to RMB59.87 billion, up by 22.6% as compared to the same period of last year.

As the Company further optimised its mobile network coverage, improved its network quality as well as expedited the upgrade of its fixed-line broadband network with increased access speed and investment in assets, depreciation and amortisation charges were RMB14.98 billion for the first quarter of 2012, up by RMB0.89 billion or 6.3% as compared to the same period of last year. Increase in utilities charges and rental expenses resulted in the Company incurred networks, operations and support expenses of RMB7.75 billion for the first quarter of 2012, up by RMB0.91 billion or 13.3% as compared to the same period of last year.

The Company increased its efforts in boosting sales, expanding sales channels and improving customer maintenance. As a result, selling expenses were RMB8.15 billion for the first quarter of 2012, increased by RMB1.36 billion or 20.1% as compared to the same period of last year. As the Company continued to proactively promote the 3G handsets to step up the development of 3G contracting subscribers, sales of handsets continued to grow significantly for the first quarter of 2012. Costs of telecommunications products sold was RMB13.24 billion for the first quarter of 2012, up by 84.4% as compared to the same period of last year. Revenue from sales of telecommunications products for the first quarter of 2012 was RMB11.21 billion, up by 117.8% as compared to the same period of last year. Loss on the sales of telecommunications products was RMB2.03 billion for the first quarter of 2012, of which, 3G handset subsidy cost was RMB1.98 billion for the first quarter of 2012, up by 3.9% as compared to the same period of last year.

The interconnection usage increased as the Company’s number of subscribers grew rapidly. The interconnection charges amounted to RMB4.38 billion for the first quarter of 2012, up by RMB0.70 billion or 19.1% as compared to the same period of last year.

As the average social wages and social insurance continued to increase, the Company’s employee benefit expenses amounted to RMB6.85 billion for the first quarter of 2012, up by RMB0.58 billion or 9.2% as compared to the same period of last year.

Earnings

For the first quarter of 2012, profit before income tax was RMB1.33 billion and profit for the period was RMB1.01 billion. Basic earnings per share1 was RMB0.043 for the first quarter of 2012. EBITDA3 was RMB17.14 billion for the first quarter of 2012, representing an increase of 16.7% as compared to the same period of last year or an increase of 2.8 percentage points as compared to the growth of service revenue for the first quarter of 2012.

Note 1:	Except for basic earnings per share, all revenue and profit figures herein exclude deferred fixed-line upfront connection fee of RMB13 million for the first quarter of 2011.

Note 2:	Including interconnection charges, depreciation and amortisation, networks, operations and support expenses, employee benefit expenses, costs of telecommunications products sold, other operating expenses, finance costs, interest income and other income-net.

Note 3:	EBITDA represents profit for the period before finance costs, interest income, other income-net, income tax, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditures and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, we believe that EBITDA may be helpful in analysing the operating results of a telecommunications service operator like our Group.

Note 4:	The Company completed the acquisition of the entire equity interest in China Unicom NewSpace Limited from China United Network Communications Group Company Limited on 1 December 2011, which was accounted for using merger accounting in accordance with Accounting Guideline 5 “Merger accounting for common control combinations” issued by the Hong Kong Institute of Certified Public Accountants in November 2005. Under the IFRSs, the Company adopted the accounting policy to account for business combinations of entities and businesses under common control using the predecessor values method, which is consistent with the HKFRSs. The acquired assets and liabilities are stated at predecessor values, and were included in the consolidated financial statements from the beginning of the earliest period presented as if the entities and businesses acquired had always been a part of the Group.

CAUTION STATEMENT

The Board wishes to remind investors that the unaudited financial information and the financial outline for the three months ended 31 March 2012 are based on the Group’s internal records and management accounts and have not been reviewed or audited by the auditors. The financial information for the three months ended 31 March 2011 are extracted from the unaudited financial information of the Group and have been restated; and the financial information for the year ended 31 December 2011 are extracted from the audited financial statements as contained in the 2011 Annual Report. Investors are cautioned not to unduly rely on financial data, statistics and comparison for the three months ended 31 March 2012. In the meantime, investors are advised to exercise caution in dealing in the shares of the Company.

As at the date of this announcement, the board of directors of the Company comprises:

Executive directors:	Chang Xiaobing, Lu Yimin, Tong Jilu and Li Fushen

Non-executive director:	Cesareo Alierta Izuel

Independent	Cheung Wing Lam Linus, Wong Wai Ming,
non-executive	John Lawson Thornton, Chung Shui Ming Timpson and
directors:	Cai Hongbin

By Order of the Board of
China Unicom (Hong Kong) Limited
Chu Ka Yee
Company Secretary

Hong Kong, 25 April 2012